April 26, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn:	Mr. Al Pavot
Mr. Terence O’Brien

	Re:	Perimeter Solutions, SA
Form 10-K filed March 1, 2023 (File No. 001-41027)

Dear Messrs. Pavot and O’Brien:

Perimeter Solutions, SA (the “Company”) hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 17, 2023 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”). Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the fiscal year ended December 31, 2022

Impairment of Goodwill and Long-Lived Assets, Page 59

1. For each reporting unit that has a fair value that is not substantially in excess of carrying value, please provide the following disclosures:
•Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•Amount of goodwill allocated to the reporting unit
Refer to Item 303(b) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has two reporting units where goodwill is allocated and tested for impairment: Fire Safety and Specialty Products. The Company advises the Staff that as of October 1, 2022, which is the date of the most recent annual impairment test, the fair value of its Fire Safety reporting unit exceeded its carrying value by 12.2% and the fair value of its Specialty Products reporting unit exceeded its carrying value by 65.7%. As of October 1, 2022, the Fire Safety and Specialty Products reporting units had goodwill of $851.9 million and $167.5 million, respectively. Based on this, the Company has determined that each of its reporting units have a fair value substantially in excess of carrying value. The Company advises the Staff that in future filings, it will disclose when no reporting units are at risk of impairment. If subsequent impairment tests indicate that a reporting unit is at risk, the Company will disclose (i) the amount of goodwill allocated to the reporting unit , (ii) the percentage by which fair value exceeds carrying value, and (iii) qualitative and quantitative information necessary to understand potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
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We hope that this response adequately address the Staff’s concerns. If you have any further comments or concerns, please feel free to contact our counsel, Flora R. Perez, at perezf@gtlaw.com or by telephone at (954) 768-8210.

Very truly yours,

Perimeter Solutions, SA

/s/ Charles Kropp
Charles Kropp
Chief Financial Officer